FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F        ☒        Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes        ☐        No        ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

Athens, December 27th, 2017

BOARD CHAIRMAN RESIGNATION IN ACCORDANCE WITH NBG SUCCESSION PLAN FOR BOARD MEMBERS AND RECONSTITUTION OF THE BOARD OF DIRECTORS INTO A BODY

The National Bank of Greece (the Bank) announces that, during the Board of Directors session held today, Mr. Panayotis (Takis) - Aristidis Thomopoulos, submitted his resignation from the position of non-executive Board member and Chairman of the Bank’s Board of Directors, effective as of 27/12/2017, in implementation of the succession plan as this had been announced in the relevant Announcement of the National Bank of Greece dated 26/4/2017.

Accordingly, in line with Article 21 of the Bank’s Articles of Association and the Board of Directors decision of 1/11/2017, the Board of Directors unanimously resolved upon its reconstitution into a body and upon the appointment of Mr. Costas Michaelides as new non-executive Chairman of the Board. Mr. Costas Michaelides possesses exceptional experience of over 30 years in the banking sector, having served in top positions in financial institutions and international financial organisations.

Following its reconstitution into a body, the composition of the Board of Directors of the National Bank of Greece is as follows:

• Mr. Costas Michaelides, BoD Chairman, Non-executive member

• Mr. Leonidas Fragkiadakis, Chief Executive Officer, Executive member

• Mr. Dimitrios Dimopoulos, Deputy Chief Executive Officer, Executive member

• Mr. Paul Mylonas, Deputy Chief Executive Officer, Executive member

• Mr. Petros Sabatacakis, Independent non-executive member

• Mr. Arthur Michael Royal Aynsley, Independent non-executive member

• Ms. Marianne Økland, Independent non-executive member

• Mr. Claude Piret, Independent non-executive member

• Mr. Haris Makkas, Independent non-executive member

• Ms. Eva Cederbalk, Non-executive member

• Ms. Panagiota Iplixian, Representative of the Hellenic Financial Stability Fund

Mr. Panos Dasmanoglou, General Manager — Group Chief Compliance and Corporate Governance Officer was appointed Secretary of the Board and its Committees.

The term of office of the Board of Directors is until the 2018 Annual General Meeting of Shareholders, in accordance with the resolutions of the General Meeting of Shareholders of 19/6/2015.

The Bank’s Board of Directors extended a warm thank you to Mr. Thomopoulos for his significant contribution to the workings of the Board of Directors during his tenure as Chairman of the Board.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ Board members, is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: December 27th, 2017
Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: December 27th, 2017
Director, Financial Division